115951

FILE REFERENCE
82-5222

HBOS plc

The Mound
EDINBURGH
EH1 1YZ

Direct Line 0131 243 5450
Fax No 0131 243 5516

CB/6/CSEC/DJM/DB

02 FEB 15 AM 8:25

11th January 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

02015466

Exemption

Dear Sirs

I attach documents either sent to shareholders or made available to the public for the period 1st December – 11th January 2002.

Form 8 declaration under the City Code of Take-Overs and Mergers – 300,000 shares – 3rd December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 134,680 shares – 3rd December 2001
Form SAR 5 disclosure under Note 3 on Rule 5 of the rules governing substantial acquisitions of shares – 400,000 on 4th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 3,333 shares – 4th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 12,354 shares – 5th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 900 shares sold/4,912 transferred out – 6th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 372,050 shares – 6th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 90,000 shares – 7th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 500,000 shares – 7th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 55,000 shares – 10th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 351,000/405,380 shares – 10th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 500 shares – 12th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 250,000 shares – 13th December 2001

dw 5/15

Form 8 declaration under the City Code of Take-Overs and Mergers – 747 shares – 13th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 534,759 shares – 18th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 134,000 shares – 19th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 1,100 shares – 19th December 2001
Form 8 declaration under the City Code of Take-overs and Mergers – 134,000 shares – 19th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 19,000 shares – 21st December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 19,000 shares – 21st December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 23 shares – 27th December 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 344 shares – 3rd January 2002
Form 8 declaration under the City Code of Take-Overs and Mergers – 13,137 shares – 8th January 2002
Form 8 declaration under the city Code of Take-Overs and Mergers – 12,348 shares – 8th January 2002

Documents for November Omitted Last Month

5 G88(2)'s Return of Allotment of Shares registered on 28th November 2001 – HBOS plc
2 G88(2)'s Return of Allotment of Shares registered on 28th November 2001 – Halifax Group plc
Form 8 declaration under the City Code of Take-Overs and Mergers – 381 shares – 30th November 2001

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

D J McPherson
Deputy Secretary
Company Secretary's Department

Enc.

CLERICAL MEDICAL INVESTMENT COMPANY 463573 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 04/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **03/12/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	300,000	£7.4100p

02 FEB 15 AM 8:22

(3) Resultant total of the same class owned or controlled
(and percentage of class **8,856,331** **(1.36%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....[signature]....
(Also print name of signatory): ....Kaeron Heraty....................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 557346

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 04/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **03/12/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	134,680	**£7.4125p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,156,331** **(1.41%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)......................................

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8), explain ....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty..................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

277243

FILE REFERENCE
82-5222

FORM SAR 5

Lodge with Company Announcements Office and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are sold.

Date of disclosure 5/12/01

DISCLOSURE UNDER NOTE 3 ON RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale 4/12/01

Sale of NORTH ATLANTIC SMALLER COMP ORD 5p (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
ORDINARY 5p	400,000 shares	
	... rights	...

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
2,498,941 (%)	(%)	22.52 (%)

(3) Party making disclosure HBOS

(4) (a) Name of person selling shares or rights over shares and, if different, beneficial owner THE EQUITABLE LIFE ASSURANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding ...

Signed, for and on behalf of the party named in (3) above [signature]

(Also print name of signatory) KAREN HERATY

Telephone and extension number 0207 321 1229

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

CLERICAL MEDICAL INVESTMENT COMPANY 162974 FILE REFERENCE 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **05/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **04/12/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	3,333	£7.4300p

02 FEB 11

(3) Resultant total of the same class owned or controlled
(and percentage of class **8,835,398** **(1.36%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty..............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 79553

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **06/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **05/12/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
12,354		£7.4250p

(3) Resultant total of the same class owned or controlled
(and percentage of class **8,847,752** **(1.36%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Management

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty..............................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FILE REFERENCE
82-5222

CLERICAL MEDICAL INVESTMENT COMPANY 028628

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 07/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **06/12/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	900	**£7.4275p**
	Transfer Out **4,912**	**£7.415p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **8,841,940** **(1.36%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)....................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation. **Clerical Medical Investment Group**

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8), explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Brian Monks...............................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FILE REFERENCE
82-5222

CLERICAL MEDICAL INVESTMENT COMPANY 268996

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 07/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **06/12/01**

Dealing in : (name of company) **Arcadia Group plc**

(1) Class of securities (eg ordinary shares) **Ordinary 80p**

(2) Amount Bought	Amount Sold	Price per unit
372,050		£2.585p

(3) Resultant total of the same class owned or controlled
(and percentage of class **5,577,072** **(2.94%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]................
(Also print name of signatory): ....Brian Monks...................................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

....

CLERICAL MEDICAL INVESTMENT COMPANY 271244 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **10/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **07/12/01**

Dealing in : (name of company) **Arcadia Group Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 80p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
90,000		**£2.00**

(3) Resultant total of the same class owned or controlled
(and percentage of class **5,667,072** **(2.99%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

4707

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **10/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **07/12/01**

Dealing in : (name of company) **Moss Bros Group Ord 5p**

(1) Class of securities (eg ordinary shares) **Ordinary 5p**

(2) Amount Bought	Amount Sold	Price per unit
	500,000	£34.7500

(3) Resultant total of the same class owned or controlled
(and percentage of class **4,700,068** **(5.16%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 402198

FILE REFERENCE 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).

Use separate form for each class of securities in which dealings have been made.

Date of disclosure 11/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **10/12/01**

Dealing in : (name of company) **Arcadia Group Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 80p**

(2) Amount Bought	Amount Sold	Price per unit
55,000		**£2.60**

(3) Resultant total of the same class owned or controlled (and percentage of class **5,450,022** **(2.88%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)......... ....

OR (b) If dealing for discretionary client(s), name of fund management organisation. **The Equitable Life Assurance Society**

(6) Reason for disclosure (Note 2)

(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO

(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]............

(Also print name of signatory): ....~~Kaeron Horaty~~ Tim Hallam

Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offerer if there is more than one.

Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 142963 FILE REFERENCE 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **11/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **10/12/01**

Dealing in : (name of company) **Powergen Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	351,000	£7.43
	405,380	£7.445

(3) Resultant total of the same class owned or controlled
(and percentage of class **8,085,560** **(1.24%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8), explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129
....

CLERICAL MEDICAL INVESTMENT COMPANY 2582

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **13/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **12/12/01**

Dealing in : (name of company) **Powergen Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
500		£7.4475

(3) Resultant total of the same class owned or controlled
(and percentage of class) **8,086,060** **(1.24%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8), explain ....
....
(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ..[signature]..................
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 2176 **FILE REFERENCE 82-5222**

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 14/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: 13/12/01

Dealing in : (name of company) **Powergen Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	250,000	£7.4300

(3) Resultant total of the same class owned or controlled
(and percentage of class) 7,836,060 (1.20%)

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....
(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty.................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 813321

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 17/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **13/12/01**

Dealing in : (name of company) **P & O Princess Cruises**

(1) Class of securities (eg ordinary shares) **Ordinary USD 0.50**

(2) Amount Bought	Amount Sold	Price per unit
	747	£3.6703

(3) Resultant total of the same class owned or controlled
(and percentage of class) **8,135,682** **(1.17%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

....

19-DEC-01(WED) 10:07

CLERICAL MEDICAL INVESTMENT COMPANY 432657

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 19/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **18/12/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	534,759	**£7.4525p**

(3) Resultant total of the same class owned or controlled
(and percentage of class) **7,318,901** **(1.12%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)......................................

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group Ltd

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

....

CLERICAL MEDICAL INVESTMENT COMPANY

424107

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **20/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **19/12/01**

Dealing in : (name of company) **Scoot.com Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 2p**

(2) Amount Bought	Amount Sold	Price per unit
	134,000	£0.0110p

(3) Resultant total of the same class owned or controlled (and percentage of class) **137,603** **(1.47%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Equitable Life Assurance Society

02 FEB 15 ...

(6) Reason for disclosure (Note 2)

(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO

(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 20/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **19/12/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	1,100	**£7.4925p**

(3) Resultant total of the same class owned or controlled
(and percentage of class) **7,317,801** **(1.12%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group Ltd

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8), explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

42410

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 20/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **19/12/01**

Dealing in : (name of company) **Scoot.com Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 2p**

(2) Amount Bought	Amount Sold	Price per unit
	134,000	£0.0110p

(3) Resultant total of the same class owned or controlled
(and percentage of class) **137,603** **(1.47%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....TH.........................
(Also print name of signatory): ....Tim Harrison ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

38608

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 27/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **21/12/01**

Dealing in : (name of company) **P & O Princess Cruises Plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
19,000		£3.99p

(3) Resultant total of the same class owned or controlled (and percentage of class) **7,913,092** **(1.14%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Mark Greenwood ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

422237

FILE REFERENCE 82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 09/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **21/12/01**

Dealing in : (name of company) **P&O Princess Cruises**

(1) Class of securities (eg ordinary shares) **Ordinary USD0.5**

(2) Amount Bought	Amount Sold	Price per unit
19,000		£3.99p

(3) Resultant total of the same class owned or controlled (and percentage of class) **8,154,682** (1.18%)

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

386084

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **31/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **27/12/01**

Dealing in : (name of company) **Powergen**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) **Amount Bought**	Amount Sold	**Price per unit**
23		**£7.5375p**

(3) Resultant total of the same class owned or controlled (and percentage of class) **7,020,835** **(1.08%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..................................

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....[signature]..........
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY 250948

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 07/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **03/01/02**

Dealing in : (name of company) **Powergen**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) **Amount Bought**	Amount Sold	**Price per unit**
	344	**£7.56p**

(3) Resultant total of the same class owned or controlled (and percentage of class) **7,020,491** **(1.08%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers, Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **09/01/02**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **08/01/02**

Dealing in : (name of company) **P&O Princess Cruises**

(1) Class of securities (eg ordinary shares) **Ordinary USD0.5**

(2) **Amount Bought**	Amount Sold	**Price per unit**
13,137		£3.9950p

(3) Resultant total of the same class owned or controlled (and percentage of class) **8,317,567** **(1.20%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ ....

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group Ltd

(6) Reason for disclosure (Note 2)

(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO

(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison ....
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

....

CLERICAL MEDICAL INVESTMENT COMPANY 899888

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 09/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **08/01/02**

Dealing in : (name of company) **Powergen**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
12,348		£7.6050p

(3) Resultant total of the same class owned or controlled (and percentage of class) **7,045,187** **(1.08%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)...................................

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Clerical Medical Investment Group Ltd

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]..........
(Also print name of signatory): ....Tim Harrison ....
Telephone and extension number in connection with queries; 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

82-5222

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	5,692	172	480
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees LImited	Class of shares allotted: Ordinary	Number allotted: 6,344
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 30/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,977	6,803	1,230
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees LImited	Ordinary	13,010
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 30/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333 01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	170		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees limited	Class of shares allotted: Ordinary	Number allotted: 6,668
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 30/11/01.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road	
Halifax West Yorkshire HX1 2RG	
Tel 01422 333333 01422 333000	
DX number	DX exchange

Share Options - Approved Scheme 28th November 2001

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Add6	Add7	Postcode	NINO	Location	Grant Date	Exercised Date	Grant Price	Exercised Shares	Exercise Value	Tuesday Mid Market Price	Value based on Market Price	HSA Folio Number
Mrs	Linda	Smith	52 Brackendale Gardens		Upminster					RM14 3UU	YL349277C	HFX	21-Feb-01	28-Nov-01	£6.80	285	£1,938.00	£ 8.25	£ 2,351.25	i0053935672
																285	£1,938.00	£ 8.25	£ 2,351.25	

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Add6	Add7	Postcode	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Settlement Date	Tuesday Mid Market Price	Exercise Value	Value based on Market Price
Mrs	Myra Joan	Adams	3 Glebe Lane	Off Hinckley Road	Nuneaton					CV11 6LR	YZ919642D	HFX	21-Feb-01	£ 6.80	21-Nov-01	400	21-Nov-01	28-Nov-01	£8.47	£ 2,720.00	£3,388.00
Mr	Aidan	Conway	8 Knightsbridge		Londonderry					BT47 1FE	NH747171B	HFX	21-Feb-01	£ 6.80	21-Nov-01	807	21-Nov-01	28-Nov-01	£8.47	£ 5,487.60	£6,835.29
Mrs	Jayne Elizabeth	Dawson	4 Chester Way	Bangor On Dee	Wrexham					LL13 0JO	YP713362C	HFX	21-Feb-01	£ 6.80	21-Nov-01	242	21-Nov-01	28-Nov-01	£8.47	£ 1,645.60	£2,049.74
Mrs	Andrea Elizabeth	Humber	38 Delaware Road	Styvechale	Coventry					CV3 6LX	WM766744A	HFX	21-Feb-01	£ 6.80	21-Nov-01	521	21-Nov-01	28-Nov-01	£8.47	£ 3,542.80	£4,412.87
Mrs	Penelope Ann	King	46 Stainforth Close		Nuneaton					CV11 6WF	YL682311C	HFX	21-Feb-01	£ 6.80	21-Nov-01	453	21-Nov-01	28-Nov-01	£8.47	£ 3,080.40	£3,836.91
Mrs	Elaine	Lewis	14 Falstaff Close	NUNEATON	Warwickshire CV11 6FB						WM728747D	HFX	21-Feb-01	£ 6.80	21-Nov-01	182	21-Nov-01	28-Nov-01	£8.47	£ 1,237.60	£1,541.54
Mrs	Gillian	Loveridge	62 Grassington Avenue	Woodloes Park	Warwick					CV34 5XR	YY760728D	HFX	21-Feb-01	£ 6.80	21-Nov-01	320	21-Nov-01	28-Nov-01	£8.47	£ 2,176.00	£2,710.40
Mrs	Janice Teresa	Mcculloch	79a Palmerston Road		Buckhurst Hill					IG9 5NS	YW115090C	HFX	21-Feb-01	£ 6.80	21-Nov-01	340	21-Nov-01	28-Nov-01	£8.47	£ 2,312.00	£2,879.80
Miss	Amanda Rose	Ryan	28 Randlesham Street	Prestwich	Manchester					M25 1GS	JE804099D	HFX	21-Feb-01	£ 6.80	21-Nov-01	400	21-Nov-01	28-Nov-01	£8.47	£ 2,720.00	£3,388.00
Mrs	Angela	Smith	105 Sussex Road	Coundon	Coventry					CV5 8JW	NB613907A	HFX	21-Feb-01	£ 6.80	21-Nov-01	400	21-Nov-01	29-Nov-01	£8.47	£ 2,720.00	£3,388.00
Mr	Simon Adrian	Varley	Woodleigh	Rochdale Road	Sowerby Bridge					HX6 2SH	WE650974D	HFX	21-Feb-01	£ 6.80	21-Nov-01	1377	21-Nov-01	28-Nov-01	£8.47	£ 9,363.60	£11,663.19
Mr	Roger	Waldron	194 Kingsway	St George	Bristol					BS5 8NX	NM227603B	CMI UK	21-Feb-01	£ 6.80	21-Nov-01	648	21-Nov-01	28-Nov-01	£8.47	£ 4,406.40	£5,488.56
Ms	Margaret	Walker	5 Lorne Terrace	Saltburn	Brotton				Cleveland	TS12 2QF	ZS211064B	HEAL	21-Feb-01	£ 6.80	21-Nov-01	53	21-Nov-01	28-Nov-01	£8.47	£ 360.40	£448.91
Mrs	Janet	Wood	20 Oxford Road	St Johns	Wakefield					WF1 3LB	ZT716583A	HFX	21-Feb-01	£ 6.80	21-Nov-01	240	21-Nov-01	28-Nov-01	£8.47	£ 1,632.00	£2,032.80
																6383				£ 43,404.40	£54,064.01

Blueprint 2000 Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,980		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,980
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 30/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3474881

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,977	6,803	1,230
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company Number 3474881

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	13,010
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 30/11/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG

Tel 01422 333333
01422 333000

DX number DX exchange

Blueprint 2000
Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3474881

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,980		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company Number 3474881

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	3,980
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ DEPUTY SECRETARY Date 30/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

CLERICAL MEDICAL INVESTMENT COMPANY 625756

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **04/12/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **30/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	381	£7.4150p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,291,011** **(1.43%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...................................

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Kaeron Heraty...............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

....